CHINA ARMCO METALS, INC.
One Waters Park Drive, Suite 98
San Mateo, CA  94403
650-212-7620

March 11, 2010

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:                      Amanda Ravitz, Esq.

Re:           China Armco Metals, Inc.
Post Effective Amendment on Form S-3 to Registration Statement on Form S-1
File No. 333-153418

Dear Ms. Ravitz:

China Armco Metals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective on March 11, 2010 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA ARMCO METALS, INC.

By:	/s/ Kexuan Yao
Kexuan Yao, Chief Executive Officer